SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      ☑                    Form 40-F     ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes          ☐                              No     ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of May 2007
List of Exhibits:
1.	News Release entitled, “Case and Local Dealer Support Tornado Relief Efforts in Kansas”

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Case and Local Dealer Support Tornado Relief Efforts in Kansas

RACINE, Wl — (MARKET WIRE) — 05/22/2007 — Earlier this month, an F5 tornado left a path of destruction through Greensburg, Kansas. Shortly after, Case Construction Equipment coordinated delivery of two Case compact track loaders and two Case crawler dozers to assist Kansas Homeland Security in cleanup efforts. Case has a manufacturing plant in nearby Wichita.
“The events that brought us here are tragic, but all of us at Case are pleased to be able to donate the use of our equipment to assist with the cleanup effort and help the citizens of Greensburg put this tragedy behind them,” said James Hasler, vice president, Case Construction Equipment Inc.
The equipment was supplied through Victor L. Phillips, a Case dealer with locations in Wichita, Topeka and Garden City, Kansas that has been serving Kansas contractors for more than 40 years.
The two Case 450CT Compact Track Loaders can be equipped with buckets, grapples or forks to handle the wide variety of materials that need to be moved in a cleanup situation. The Case 750K and 850K Crawler Dozers can be used to push debris and rubble to a central location for disposal or to clear land for rebuilding.
The ongoing cleanup efforts continue, and Hasler indicated the company is ready to respond to future emergencies.
Case Construction Equipment Inc. sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terra in forklifts. Through Case dealers, customers have access to a true professional partner — with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at wwwcasece.com. Case is a division of CNH Global N.V, (NYSE: CNH), and more information can be found online at www.cnh.com.
Contact:
Tom McLaughlin
262/636-7498
Jane Cooper
630/377-2555
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto
Treasurer

May 22, 2007